Exhibit 99.1

Envigado, January 28, 2026

BOARD OF DIRECTORS DECISIONS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that the Board of Directors, at its meeting held on January 27, 2026, adopted the following decisions:

1.	To call to the ordinary General Shareholders’ Assembly, to be held in person on Thursday, March 30, 2026, at 11:00 a.m. at Carrera 48 # 32 B Sur-139, Avenida Las Vegas, administrative headquarters of the Company, located in the municipality of Envigado, Antioquia.

2.	In line with External Circular 029 of 2014, to adopt measures to ensure an equitable treatment of all the Company’s shareholders and to encourage their participation in the ordinary General Shareholders’ Assembly to be held in person, as follows:

1.	To order the Company’s managers and employees to strictly comply with the duty contained in article 185 of the Commercial Code, whose text is as follows:

“Except in cases of legal representation, the managers and employees of the company may not represent at the meetings of the General Shareholders’ Assembly, shares other than their own, while exercising their position, nor substitute the powers conferred on them (…)”

2.	In accordance with the required procedure, the administration will ensure that the verification process of the powers of attorney conferred regarding the General Shareholders’ Assembly is carried out, in order to ensure that they comply with the requirements set forth in article 184 of the Commercial Code, as well as with the other requirements set forth in Part III, Title I, Chapter VI, of External Circular 029 of 2014, issued by the Financial Superintendency of Colombia. As such, a template of the power of attorney containing the meeting agenda and the corresponding space for shareholders’ voting statements must be made available to the shareholders on the Company’s website, for them to record their voting instructions. In the event that the powers of attorney do not comply with the requirements, the General Counsel shall instruct the delegated agent for the verification of the powers of attorney, to return them to the respective shareholder, with the express indication of the reason of return, and with the specific suggestion for its correction.

As	such, the following practices are expressly forbidden:

a.	Incentivizing, promoting, or suggesting to shareholders that they confer powers of attorney in which the name of the representative to the General Shareholders’ Assembly is not clearly defined.

b.	Receiving powers of attorney from shareholders to the General Shareholders’ Assembly, in which the name of the respective representative is not clearly defined.

c.	Admitting as valid those powers of attorney conferred by shareholders without fulfillment of the requirements set forth in article 184 of the Commercial Code for participating at the General Shareholders’ Assembly.

d.	Suggesting or determining the names of individuals who shall act as representatives at the General Shareholders’ Assembly.

e.	Recommend to the shareholders to vote for certain list.

f.	Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to present in the meeting proposals to be submitted for consideration at the General Shareholders’ Assembly.

g.	Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to vote for or against any proposal presented at the General Shareholders’ Assembly.

3.	Approved, following a favorable opinion from the Audit and Risks Committee, the 2025 Corporate Governance Report, which is available on the corporate website and below:

Introduction During 2025 , the Company promoted compliance with its internal Policies as a key tool to strengthen risk management and good governance, while ensuring the continuity of the fraudprevention program . In line with this objective, the strategic risk profile for the period was defined based on an understanding of the dynamics of the environment across political, economic, social, technological, environmental, and legal dimensions, as well as on the analysis of the sector and the internal transformations within the organization . Likewise, the Company established treatment measures aimed at mitigating the likelihood and negative impacts of such risks, in addition to identifying opportunities that could be leveraged . The Company also continued strengthening its Corporate Governance instruments through the amendment of the Bylaws, the Rules of Procedure of the General Shareholders’ Meeting, the Remuneration and Performance Evaluation Policy for Senior Management, and the Financial and NonFinancial Information Disclosure Policy . These enhancements were reflected in an 82 . 43 % adoption level of corporate governance best practices promoted by the Colombian Financial Superintendence (“SFC”) through the Código País survey . The Company was also recognized as the ninth company with the best corporate reputation in Colombia, according to the Ibero - American Corporate Reputation Business Monitor (“Merco”), maintaining its position as the retail company with the best reputation in Colombia . Additionally, for the twelfth consecutive year, the Company obtained the IR Recognition granted by the Colombian Stock Exchange (“Bolsa de Valores de Colombia”), scoring 96 . 1 out of 100 , a distinction awarded to issuers with the highest standards of information disclosure and investor relations practices in Colombia .

Each share registered in the Company’s shareholders’ ledger grants the holder the right to one vote at the General Shareholders’ Meeting, without any restriction on the number of votes that a shareholder or its representative may cast . This is subject only to the prohibitions and disqualifications established by law, such as those applicable to the Company’s directors and employees in the situations provided by statute, as well as to the provisions set forth in the Insider Information Policy contained in the Company’s Corporate Governance Code . In this regard, Grupo Éxito recognizes and guarantees equal rights and privileges to all shareholders . As of December 31 , 2025 , the Company had an authorized capital of 1 . 590 billion ordinary shares, of which 1 . 34472 billion shares had been issued . Of the issued shares, 1 , 297 , 864 , 359 were outstanding, while 46 , 856 , 094 were treasury shares . Capital and Ownership Structure [GRI 2 - 9] Ownership structure of the company As of December 31 , 2025 , the Company had 16 , 006 shareholders, of which 97 . 95 % were individuals holding 1 . 81 % of the share capital, while 2 . 05 % were legal entities holding 98 . 19 % of the share capital . Shareholders with Significant Direct and Indirect Ownership Interests [GRI 2 - 9] As of December 31, 2025, Cama Commercial Group Corp. held a direct ownership interest of 86.84% in the Company’s share capital, thereby remaining the controlling shareholder. Regarding the remaining shareholders, none held a stake equal to or greater than 10% of the Company’s share capital. Shares and Securities Directly or Indirectly Owned by Members of the Board of Directors, Senior Management, and Other Officers, Their Trading, and the Voting Rights They Represent .

As of December 31, 2025, the following members of Senior Management (levels one and two of the Company’s organizational structure) collectively held 5,026 shares: Carlos Mario Giraldo Moreno,Genera Manager, held 4,734 ordinary shares of the Company. Juan Lucas Vega Palacio, Vice President of Real Estate, held 292 ordinary shares of the Company. Regarding the corporate governance structure, Mr . Francisco Javier Calleja Malaina served as Chairman of the Board of Directors . He was also an indirect majority shareholder of Cama Commercial Group Corp . , the controlling entity of the Company, which owns 1 , 127 , 117 , 641 ordinary shares, equivalent to 86 . 84 % of the share capital As of December 31 , 2025 , no other member of Senior Management or the Board of Directors held any securities issued by the Company . Family, Commercial, Contractual, or Corporate Relationships Between Significant Shareholders and the Company, or Among Significant Shareholders 2025 During 2025, Cama Commercial Group Corp. maintained its ownership of 86.84% of the Company’s share capital, reflecting its role as the principal shareholder. The Company did not have any other shareholders with a significant ownership stake, understood as ownership of 10% or more of outstanding shares. Details regarding the Company’s principal shareholders can be accessed here . Shareholders’ Agreements During 2025, the Company was not made aware of any agreements entered into among its shareholders.

Corporate Management Structure and RelatedParty Transactions [GRI 2 - 9] Composition of the Board of Directors and the Audit and Risk Committee. In accordance with Article 31 of the Bylaws, as amended by the General Shareholders’ Meeting held on March 27 , 2025 , Grupo Éxito’s Board of Directors is composed of seven members elected by the General Shareholders’ Meeting . The number of independent members and the criteria for independence have been defined pursuant to the regulations applicable to the Company . Board of Directors [GRI 2 - 9] To review the Rules of Procedure of the Board of Directors, click here . Elected by the General Shareholders’ Meeting for the 2024 – 2026 Term [GRI 2 - 10] On March 21 , 2024 , the General Shareholders’ Meeting elected the Company’s current Board of Directors, composed of members with proven expertise and experience, who bring a strategic and transformative vision aimed at supporting the Company’s development and sustainability initiatives . To view the profile of each Board member, click on each of their photos .

Non-independent members

[GRI 2-9]



Francisco Javier Calleja Malaina
Chairman

[GRI 2-11]



Juan Carlos Calleja Hakker



David Alberto Cahen Ávila



Alberto José Corpeño

Independent members

[GRI 2-9]



Miguel Fernando Dueñas



Francisco José Fermán Gómez



Óscar Samour Santillana

The Board of Directors is comprised of three independent members and four executive non-independent members.

2025 Main Responsibilities of the Board of Directors and Senior Management a. Board of Directors The Board of Directors is understood to have the broadest mandate to manage the company. Accordingly, the Board primarily has the following functions: Approve and periodically monitor the company’s strategy. Oversee corporate governance and the effectiveness of the measures adopted in relation to it. Ensure an adequate control environment within the company and its subsidiaries. Identify and manage conflicts of interest that arise and define the rules applicable to related party transactions. Approve the company’s financial, accounting, and investment policies. Regulate the functioning of the Board of Directors, submitting to the General Shareholders’ Meeting matters that are within its competence. Appoint members of Senior Management. Oversee the financial and non - financial information that must be made public and the integrity and reliability of accounting systems. Regulate matters related to the company’s shares. For more information about the Board of Directors functions, click here . b. Senior Management Senior Management primarily has the following functions, grouped by areas according to the company’s corporate structure: Senior Management Human Resources Manager. Commercial and supply Vice President. Financial and AdministrativeV Vice President. Real estate Vice President. Digital Vice President. Chief E \ ecutive Officer General Manager Internal auditor General Counsel.

2025 Chief Executive Officer : coordinating and generally overseeing the Company, including commercial and financial management, investor and market relations, and ensuring alignment with the corporate strategy . General Manager : leading the Company’s operations in Colombia and supporting the President in strategic matters, government and media relations, and interactions with investors, among others . Real Estate Vice President : defining, identifying, and proposing new business opportunities from a realestate perspective, based on expansion plans and commercial strategies, to ensure value creation and maximize returns on the Company’s spaces . Financial and Administrative Vice President : directing, planning, and defining the Company’s financial strategies, in accordance with Boardapproved Policies and legal requirements, ensuring maximum profitability, efficient workingcapital management, and timely information for decisionmaking . General Counsel : overseeing the Company’s corporate affairs, managing stakeholder relationships, and leading interactions and administration related to the governance bodies (General Shareholders’ Meeting and Board of Directors) . Commercial and Supply Vice President : directing, planning, and defining the commercial, logistics, and replenishment strategies that guide the methodologies of the areas under this vicepresidency, in alignment with Company Policies, business needs, and budgeted results . Digital Vice President : directing, planning, and coordinating the sales and operational strategies of each brand within the digital commerce ecosystem, in line with the Board’s objectives and guidelines, ensuring the achievement of sales budgets and the Company’s overall objectives . Human Resources Manager : planning, directing, and strategically guiding personnelmanagement processes and resourceprotection initiatives, in accordance with Company Policies . Internal Auditor : defining and leading the internalaudit strategy and ensuring its implementation and compliance . To view information about the members of the Company’s executive team, their academic background, professional profiles, and experience, click here .

2025 Members of the Board of Directors Serving on the Boards of Subsidiaries or Holding E \ ecutive Positions in These Entities [GRI 2 - 9 ] In 2025 , Francisco Javier Calleja Malaina served as a principal member of the Board of Directors of the Argentine subsidiary Libertad S . A . , and of the Boards of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , Lublo S . A . , Lanin S . A . , Devoto Hnos S . A . , Ameluz S . A . , Mercados Devoto S . A . , Larenco S . A . , Géant Inversiones S . A . , Semin S . A . , Ludi S . A . , Setara S . A . , Randicor S . A . , Fandale S . A . , and Ciudad del Ferrol S . C . In 2025 , Juan Carlos Calleja Hakker served as a principal member of the Board of Directors of the Argentine subsidiary Libertad S . A . , and of the Boards of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , Lanin S . A . , Devoto Hnos S . A . , and Ciudad del Ferrol S . C . He also served as an alternate member of the Board of Directors of the Uruguayan subsidiary Ameluz S . A . In 2025 , David Alberto Cahen Ávila served as a principal member of the Boards of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , Odaler S . A . , and Devoto Hnos S . A . In 2025 , Alberto José Corpeño Posada served as an alternate member of the Boards of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S . A . , Supermercados Disco del Uruguay S . A . , and Odaler S . A . Policies Approved by the Board of Directors During the 2025 Period [GRI 2 - 12 ] During 2025, the Board of Directors approved the amendments submitted with respect to the following Policies: Remuneration and Performance Evaluation Policy for Senior Management : on February 26 , 2025 , the Policy amendment was approved with the objective of adjusting who must determine remuneration and perform performance evaluations, as well as the composition of Senior Management’s compensation .

2025 Financial and Non - Financial Information Disclosure Policy : on January 28 and November 11 , 2025 , amendments to the Policy were approved to (i) comply with Decree 151 of 2021 regarding the designation of the alternate legal representative as the substitute in the absence of the principal legal representative, and clarify that the compliance officer is responsible solely for the operational task of transmitting information — not for the responsibility of submitting it ; and (ii) align the Policy with the requirements of Measure 3 . 1 of the Código País survey . Procedure for the Election of Members of the Board of Directors [GRI 2 - 10] On March 17 , 2015 , the General Shareholders’ Meeting approved the Board of Directors Election and Succession Policy, which has been amended following analysis and favorable recommendation by the Board of Directors, with its most recent amendment made on March 21 , 2024 . Likewise, in addition to that Policy, on February 24 , 2016 , the Board of Directors approved the procedure for electing its members, with its most recent amendment approved during the Board’s meeting held on March 21 , 2024 . The Policy and the procedure regulate, among other matters, the timeframe and process for candidate nomination, the independence criteria candidates must meet, the evaluation methodology used, and the composition of the functional and personal profiles required for candidates . The policy (contained in section 2 . 2 . 2 of the Corporate Governance Code) and the procedure, as well as the resume and acceptance letter templates, are available on the corporate website . Board of Directors Remuneration Policy [GRI 2 - 19] [GRI 2 - 20] On June 11 , 2015 , the General Shareholders’ Meeting approved the Board of Directors Remuneration Policy, which was subsequently amended by the Board during its ordinary meeting held on March 21 , 2024 .

2025 This Policy establishes that members of the Board are entitled to a fixed remuneration for attending Board meetings, whether held in person or remotely . The applicable amount for each term must comply with a set of principles and criteria and is determined by the General Shareholders’ Meeting at the time the Board is elected . For more information about this Policy, please refer to Section 2 . 2 . 3 of the Corporate Governance Code, available by clicking here . Remuneration of the Board of Directors and Senior Management [GRI 2 - 19] [GRI 2 - 20] a. Board of Directors At the ordinary meeting of the General Shareholders’ Meeting held on March 21 , 2024 , the following compensation scheme for the Board of Directors was approved for the 2024 – 2026 term : FIRST . Equity members will not receive any remuneration for the preparation for or attendance at Board meetings . SECOND . Executive members of the Company who serve on the Board will not receive any remuneration for the preparation for or attendance at Board meetings . THIRD . Independent members will receive a compensation of FIVE HUNDRED U . S . DOLLARS (USD 500 ) for the preparation for and attendance at each Board meeting and each meeting of the Audit and Risk Committee . FOURTH . The Chair of the Board of Directors and the Chair of the Audit and Risk Committee will not receive differential compensation . Based on the foregoing, in 2025, the Company paid the members of the Board of Directors COP 146 million for their attendance at Board meetings and committee meetings.

2025 To learn more about the Senior Management Remuneration and Performance Evaluation Policy, click here . b. Senior Management On September 14 , 2016 , the Board of Directors approved the Senior Management Remuneration and Performance Evaluation Policy, which was most recently amended on February 26 , 2025 , with the objective of modifying (i) the method by which remuneration is determined, (ii) the way performance evaluations are carried out, and (iii) the structure of compensation . This Policy establishes the guidelines and criteria to be considered in defining the total compensation granted to members of Senior Management — specifically levels 1 and 2 of the Company’s organizational structure — and the procedure through which their performance is evaluated . The compensation amounts for members of Senior Management were disclosed in Note 9 . 2 of the Company’s separate financial statements, which may be reviewed by clicking here . Audit and Risk Committee The Audit and Risk Committee, composed of the three independent members of the Board of Directors, carried out the review and evaluation of accounting processes, internal audit, external audit, regulatory compliance, and risk management, ensuring that the Company’s operations align with corporate governance best practices, local and international regulations, and the highest ethical standards . Activities of the Audit and Risk Committee Key Matters: Financial Statement Review . The Committee reviewed and approved the quarterly and annual individual and consolidated financial statements prior to publication, ensuring their integrity, transparency, and consistency with the standards applicable in Colombia, Brazil, and the United States .

2025 Information Disclosure and Transparency . The Committee verified compliance with the Information Disclosure Procedure and approved the 2025 Annual Disclosure Report . SOX Compliance Oversight . The Committee monitored the SOX program, strengthening the effectiveness of controls relevant to financial information in Colombia, Uruguay, and Argentina, ensuring alignment with PCAOB standards and international best practices . Internal Audit and Control Culture . The Committee approved the 2025 Annual Internal Audit Plan and monitored its execution, overseeing the independence and resources of the internal audit function, the implementation of digital audits and continuous monitoring, progress in the culture of accountability, operational and fraudrelated risk management, and compliance with internal control action plans . External Audit Oversight . The Committee evaluated the independence, scope, planning, results, and fees of the Statutory Auditor and external auditors in the subsidiaries, ensuring compliance with regulatory requirements and PCAOB standards . Followup on Control Deficiencies . The Committee reviewed progress in addressing internal control deficiencies identified in prior periods, with special monitoring of the material and significant weaknesses identified in 2024 , ensuring remediation and strengthening of related processes . Comprehensive Risk Management . The Committee monitored strategic risk management and updated Grupo Éxito’s risk profile for the 2025 – 2026 period . Oversight of Regulatory Compliance and Corporate Ethics . The Committee supervised the implementation of compliance programs applicable in all jurisdictions where Grupo Éxito operates, including Transparency and Business Ethics, Personal Data Protection, and AML/CFT programs . The Committee reviewed the Compliance Officer’s reports prior to presentation to the Board and approved duediligence procedures and unusualtransaction reports submitted to the UIAF . Monitoring of RelatedParty Transactions . The Committee approved relatedparty transactions, evaluating their materiality, value creation, and alignment with shareholder interests . It also monitored compliance with the established Policies and procedures in this area . Review of Conflicts of Interest . The Committee reviewed potential conflicts of interest involving the Board of Directors and Senior Management, ensuring alignment with the Corporate Governance Code and adherence to best practices in governance and business transparency .

2025

Support to Management and Oversight of Financial Reporting:

In accordance with the Corporate Governance Code, the Committee issued a favorable opinion —considered by the Board—regarding the financial statements audited by PwC, prepared under IASB standards and audited under PCAOB rules for the Company's Level II ADR program on the NYSE.

Ordinary and Extraordinary Sessions:

During the year, the Committee held its five (5) scheduled ordinary sessions in accordance with the established agenda. It also held two (2) extraordinary sessions to address emerging risks and corporate governance matters.

The matters addressed during the sessions were presented to the Board of Directors to ensure proper alignment between governance bodies and approval authorities.

Attendance at Board of Directors and Audit and Risk Committee Meetings

Board of Directors :

Member	Attendance		Percentage
Francisco Javier Calleja Malaina (Chairman)	17/17	★★★★★★★★★★★★★★★★★	100%
Juan Carlos Calleja Hakker	17/17	★★★★★★★★★★★★★★★★★	100%
David Alberto Cahen Ávila	16/17	★★★★★★★★★★★★★★★★ X	94%
Alberto José Corpeño	17/17	★★★★★★★★★★★★★★★★★	100%
Miguel Fernando Dueñas	17/17	★★★★★★★★★★★★★★★★★	100%
Francisco José Fermán	17/17	★★★★★★★★★★★★★★★★★	100%
Óscar Samour Santillana	17/17	★★★★★★★★★★★★★★★★★	100%

2025 Audit and Risk Commitee Quorum at Board of Directors and Audit and Risk Committee Meetings In 2025, the quorum of the Board of Directors was 99.11%. For more details, click here. The Audit and Risk Committee had a 100% quorum. For more details, click here. Attendance Member Miguel Fernando Dueñas (Chairman) Francisco José Fermán Óscar Samour Santillana 7/7 7/7 7/7 Percentage 100% 100% 100% Chairman of the Board of Directors [GRI 2 - 11] Francisco Javier Calleja Malaina, who was appointed Chairman of the Board of Directors at the meeting of this body held on March 21 , 2024 , continued serving as Chairman during the reporting period . The responsibilities associated with this position are established in Article 33 of the Bylaws, which may be consulted here . Secretary of the Board of Directors Since March 28, 2025, Juan Esteban Gómez Sánchez has served as Secretary of the Board of Directors, in addition to his role as the Company’s General Secretary. The responsibilities of the General Secretary are set forth in Article 48 of the Bylaws, which may be consulted here .

2025 Management of Board of Directors Information Relations Between the Board of Directors and the Statutory Auditor, Financial Analysts, Investment Banks, Rating Agencies, and E \ ternal Advisers The relationship between the Board of Directors and the Statutory Auditor was coordinated through the Audit and Risk Committee . The Committee also evaluated and approved the scope of services and the fees proposed by the Statutory Auditor, in accordance with the requirements necessary for the performance of its duties . The responsibilities of the Statutory Auditor included periodically informing the Committee about the progress of the audit plan, the findings identified, and recommendations regarding the internal control system, as well as accounting and financial processes and systems . The Statutory Auditor was also responsible for monitoring compliance with applicable regulations and with the action plans established by management bodies, to ensure the ongoing integrity and reliability of the Group’s financial information . Regarding the Statutory Auditor’s fees for 2025 , these corresponded to the amount approved by the General Shareholders’ Meeting in 2024 , which may be consulted by clicking here . During 2025 , the Company complied with the timeframe established in the Corporate Governance Code for sending Board members the information related to the agenda items for each session . At the conclusion of each meeting of the Board of Directors and the Audit and Risk Committee, the General Secretary and the Committee Secretary were responsible for safeguarding the information, ensuring it was duly recorded as support for drafting the corresponding minutes . During 2025 , the Company continued using Microsoft Teams, through which all supporting materials for each session were made available to Board members and committee members ahead of each meeting . Similarly, the Company’s Chief Financial Officer, as the officer responsible for disclosing material information to the market, led the disclosure process for Board decisions deemed material, in coordination with the Company’s Information Disclosure Committee .

2025 In accordance with the Rules of Procedure of the Board of Directors, contained in Section 2 . 2 . 1 of the Corporate Governance Code, the Company may conduct an annual evaluation process to assess the performance of each member and of the Board as a whole . To do so, it may alternate between an internal evaluation and an external evaluation carried out by independent advisers . During 2025 , the Company chose not to conduct a formal evaluation process for the Board of Directors or Senior Management, prioritizing efforts related to strategic management, strengthening corporate governance, and comprehensive risk oversight . Within this context, continuous monitoring of the performance and functioning of the Board of Directors and the Audit and Risk Committee was maintained . Evaluation of the Board of Directors and Senior Management [GRI 2 - 18]

Operations with related parties The most relevant transactions between related parties during 2025 can be found in Note 9 of the separate financial statements. Attributions of the Board of Directors on Related Party Transactions and Conflict of Interest Situations According to Article 36.4 of the company’s bylaws, it is the responsibility of the Board of Directors to define the rules for the evaluation and authorization of related party transactions. Details of the Most Relevant Transactions, in the Organization’s Opinion, Conducted Between Related Parties Details of Judicial Proceedings that have the capacity to materially affect the Operation, Financial Situation, and/or changes to the Financial Situation In 2025 , the legal proceedings capable of materially affecting the Company’s operations, financial position, and/or changes in financial position were the following (amounts expressed in billions of Colombian pesos) : Judicial proceeding with the National Tax and Customs Directorate (DIAN) seeking nullification of the official review assessment under Special Requirement No . 112382018000126 , issued on September 17 , 2018 , proposing a modification to the 2015 income tax return, for COP 42 . 872 billion (December 31 , 2025 – COP 42 . 1210 billion) . Judicial proceeding with DIAN requesting nullification of the sanction resolution issued in September 2020 , which ordered repayment of the tax refund recognized in the 2015 income tax return, for COP 2 . 875 billion (December 31 , 2025 – COP 2 . 734 billion) .

2025 Judicial proceeding with the Special Industrial and Port District of Barranquilla regarding Official Review Assessment No . GGIFILR 5071222 issued on November 2 , 2022 , which modified the 2018 industry and commerce tax return by disregarding outofmunicipality revenues and imposing an inaccuracy penalty, for COP 3 . 421 billion (December 31 , 2025 – COP 3 . 291 billion) . Judicial proceeding with the Barranquilla Special Industrial and Port District regarding Official Review Assessment No . GGIFILR 5071622 , issued on November 22 , 2022 , modifying the 2019 industry and commerce tax return, for COP 3 . 962 billion (December 31 , 2025 – COP 3 . 790 billion) . Judicial proceeding with the Barranquilla Special Industrial and Port District regarding Official Review Assessment No . GGIFILR 5072022 , issued on December 6 , 2022 , modifying the 2020 industry and commerce tax return, for COP 2 . 819 billion (December 31 , 2025 – COP 2 . 664 billion) . Judicial proceeding with the Barranquilla Special Industrial and Port District concerning Official Review Assessment No . GGIFILR 0017224 , issued on May 20 , 2025 , modifying the 2022 industry and commerce tax return, for COP 2 . 596 billion (not present as of December 31 , 2025 ) . Judicial proceeding with the Municipality of Santiago de Tolú regarding Sanction Resolution No . 2024008001 issued on August 5 , 2024 , imposing penalties for failure to file annual industry and commerce (ICA) tax returns for 2020 – 2022 , as filings were made bimonthly instead, for COP 4 . 176 billion (December 31 , 2025 – COP 4 . 175 billion) . Nullity action against Official Assessment No . 00019 TS 00192021 , issued on February 24 , 2021 , through which the Department of Atlántico assessed, ex officio, the Public Safety and Coexistence Fee for the period between February 2015 and November 2019 , for COP 1 . 286 billion (December 31 , 2025 – COP 1 . 226 billion) . Conflicts of Interest [GRI 2 - 15] The bylaws provide the following functions for the Board of Directors regarding conflicts of interest: To identify and manage conflicts of interest between the company and its shareholders, members of the Board of Directors, and Senior Management. To approve policies for managing conflicts of interest and the use of privileged information by any employee.

2025 To regulate the creation and functioning of the Conflicts of Interest Committee . To define the rules for evaluating and authorizing transactions that the company conducts with : (i) controlling, significant, or Board - represented shareholders ; (ii) members of the Board of Directors and other Managers or persons related to them ; and (iii) companies within the conglomerate to which it belongs . On the other hand, the Audit and Risks Committee of the Board of Directors is responsible for fulfilling the following functions related to conflicts of interest : Evaluate and inform the Board of Directors about situations involving conflicts of interest in which a significant shareholder, members of the Board of Directors, the CEO, the Vice Presidents, the General Counsel, or the Internal Auditor may be directly or indirectly involved, or through a related party, making the necessary recommendations to manage the situation . Evaluate and inform the Board of Directors about possible conflicts of interest that may arise between the company and its subsidiaries and/or affiliates, among them, or with their administrators and related parties, making the necessary proposals to manage the situation . Before being authorized by the Board of Directors, examine and inform the Board about transactions that the company carries out, directly or indirectly, with members of the Board of Directors, controlling and significant shareholders, defined according to the organization’s ownership structure, members of Senior Management, transactions between Group companies or persons related to them (related party transactions), which due to their amount, nature, or conditions pose a risk to the company . Verify that these transactions are carried out under market conditions and do not violate the principle of equal treatment among shareholders . During 2025 , situations involving conflicts of interest reported by members of Senior Management were resolved by the designated bodies, in accordance with the rules set forth in the Conflicts of Interest Policy, as described in the following chapter . Likewise, situations reported by other Company employees were duly managed in accordance with that Policy, as described later in the Compliance chapter . Finally, pursuant to the provisions of the Conflicts of Interest Policy, during the reporting period the Board of Directors issued the required updates regarding reports of potential conflicts of interest submitted by Senior Management, as well as the situations that had ceased .

2025 Conflicts of Interest and Mechanisms for Resolving Them Among Companies of the Same Corporate Group and Their Application During the Period [GRI 2 - 15 ] The Company has mechanisms to ensure compliance with its Good Governance and Transparency Policies . These include tools that allow the reporting, analysis, and management of potential conflictofinterest situations disclosed by members of the Board of Directors and Senior Management . With respect to the Board of Directors, its members did not report any material conflict of interest situations during 2025 . With respect to Senior Management, the following activities summarize the management and oversight carried out during 2025 : a. Semiannual reports submitted by the Board of Directors, and annual reports submitted by Senior Management, declaring the existence or absence of conflicts of interest . These reports aim to timely identify possible conflicts of interest arising from companies in which they hold an ownership interest of 10 % or more, significant influence, or any other situation that may result in a potential conflict of interest due to impaired objectivity or independence in the performance of their duties . b. Analysis of reported situations : this analysis was carried out in accordance with the guidelines established in the Conflicts of Interest Policy . Accordingly, in the case of situations reported by members of Senior Management belonging to levels 1 and 2 of the organizational structure, the Conflicts of Interest Committee was composed of the Board’s Audit and Risk Committee . c. Mechanisms for managing and resolving conflicts of interest : For the situations reported by Senior Management, the corresponding analyses were carried out, and recommendations were issued by the Conflicts of Interest Committee aimed at resolving and managing the reported situations, ensuring the objectivity and impartiality of the reporting individual . None of the situations analyzed affected the Company’s overall operations, nor were they deemed to hinder the exercise of the respective roles .

Internal Control System Grupo Éxito’s Comprehensive Risk Management System is led by the Finance Vice Presidency through the Risk and Insurance Office, which is responsible for designing and implementing the Company’s riskmanagement model and promoting a culture focused on protection and value creation . Description of the Comprehensive Risk Management Policy and Its Application During 2025 [GRI 2 - 12] The Comprehensive Risk Management Policy establishes the purpose, principles, scope, and framework for the integrated management of risks and opportunities, as well as a governance structure defined across strategic, business, project, and process levels . Its implementation enables the Company to align its efforts around identifying critical risks, mitigating their probability and negative impacts, and maximizing opportunities . The riskmanagement methodology, aligned with ISO 31000 and COSO ERM standards and developed in the Risk Management Manual, establishes a systematic process involving context definition, risk identification, analysis, evaluation, and treatment, as well as communication, consultation, monitoring, and review, all aimed at reducing economic and reputational impacts and enhancing opportunities . In 2025 , the Company reaffirmed its commitment to longterm sustainability, focusing efforts on managing risks that could affect its corporate strategy and leveraging opportunities that strengthen its resilient culture . During the same period, the Company prioritized the management of strategic risks that may affect its corporate strategy and sustainability . Under the leadership of Senior Management, an updated analysis of risks and opportunities was performed, incorporating the evaluation of megatrends and sector benchmarking . As a result, the strategic risk profile was updated and subsequently reviewed and approved by the Audit and Risk Committee and the Board of Directors . Additionally, strategies and treatment plans were implemented by the responsible areas to reduce the likelihood and impact of these risks . Further details on the strategic risk profile can be found in the “Strategic Risks” section of this report . Comprehensive Risk Management System:

2025 Additionally, in compliance with SEC (Securities and Exchange Commission) regulatory requirements, in 2025 the Company verified the calculation of cybersecurityrisk materiality and reviewed its internal structure and corporate guidelines for managing and disclosing cyber events, ensuring an effective and timely response . Likewise, as part of strengthening the management model, a technical review of the Company’s corporate risk appetite was conducted in 2025 . The analysis focused on assessing the suitability of financial metrics used to establish risk limits and tolerances, comparing alternatives such as sales, revenue, and gross profit against EBITDA . The review considered criteria such as stability, traceability, consistency, indicator volatility, and predictive capacity . The results showed that EBITDA continues to be the most robust and reliable metric for representing the Group’s capacity to assume strategic risks, reaffirming its use as the primary indicator for defining corporate risk appetite . Within the framework of the Business Continuity Management (BCM) System, in 2025 , as part of its preventive approach, the Company participated in the National Evacuation Drill, assessing the effectiveness of procedures, response times, and team coordination, while strengthening a culture of selfprotection . Additionally, under the Business Continuity Plan (BCP), progress was made in assessing risks within the international supply chain to maintain OEA certification, identifying logistical vulnerabilities and defining contingency strategies . In addition, the Event Management Plan was comprehensively updated, aligning it with organizational changes . Likewise, the technology team led testing of the Disaster Recovery Plan (DRP), validating backup, restoration, and failover procedures for critical systems . These actions, carried out under a continuousimprovement approach, strengthened the alignment of the BCM System with ISO 22301 and reinforced the Company’s operational resilience . In 2025 , progress was made in strengthening the management and disclosure of risks and opportunities associated with climate change, following the recommendations of the Task Force on ClimateRelated Financial Disclosures (TCFD) . Additionally, with the support of an external specialized team, the Company inspected 12 facilities — including stores, Distribution Centers (CEDIS), and shopping centers — to assess their current level of physical risk, considering construction type, occupancy, protection, and exposure . Each inspection concluded with satisfactory results regarding the physical condition of the facilities .

2025 A total of 238 domestic social audits were conducted on our privatelabel suppliers in the food, nonfood, and home categories, evaluating risks associated with the following aspects: Child labor practices Forced labor Diversity and inclusion Disciplinary practices Harassment and abuse Freedom of association and grievance mechanisms Working hours and overtime Occupational health and safety Quality and food safety Environmental practices 98% of the audited suppliers obtained satisfactory results. For the remaining suppliers, action plans were established to promptly address and close the gaps identified during the audits. To continue reducing the gaps identified in the supplier evaluation process, training spaces were created, reaching a total of 328 suppliers. During 2025 , with the support and strategic vision of Senior Management, the strategic risk profile was updated by incorporating the analysis of global and sector megatrends and international benchmarks, enabling the identification of emerging factors and adjustments to the environmental assessment that may affect the achievement of strategic objectives . In this context, social risk remained one of the most relevant risks due to heightened national sensitivity associated with social tensions, polarization, and insecurity, with potential impacts on operational stability, reputation, and commercial performance . Additionally, the main variations compared with the previous period’s strategic risk profile are outlined below : Strategic Risks

2025 One of the most significant changes during the period was the evolution of Information Security risk . In 2025 , Latin America experienced a substantial increase in cyberattacks, raising both the likelihood and potential impact of incidents, reflecting a growing cyberthreat landscape in the region and increased integration between physical and digital business environments . This underscored the need to strengthen protection, monitoring, and response capabilities . Additionally, Political and Legal risk gained greater relevance due to increased regulatory and fiscal uncertainty, particularly regarding potential economic, labor, and tax measures that may arise in connection with the 2026 presidential election cycle . Business Transformation risk was reframed toward a focus on Competition and Market Positioning, recognizing that the Company operates within a highly competitive environment driven by the acceleration of new commercial models, the presence of largescale digital players, and differentiated value propositions . This scenario requires ongoing monitoring of market dynamics and anticipation of strategic adjustments to preserve the Company’s relevance and differentiation in the eyes of consumers . Finally, the governance of the Strategic Risk Profile retained its differentiated structure according to severity levels determined through the annual assessment . Risks classified as extreme severity continued to be monitored by the Audit and Risk Committee, with direct reporting to the Board of Directors ; highseverity risks were supervised by Senior Management and reported to the Committee ; and mediumseverity risks were managed by Senior Management and escalated only when thresholds established in the risk appetite were exceeded . This structure facilitated the identification of the most critical risks, which required prioritization and management through appropriate mitigation strategies . Social Risk 1. Probability: Possible 2. Impact: Major 3. Severity Level: Extrem Information Security Risk 1. Probability: Probable 2. Impact: Moderate 3. Severity Level: High Based on this analysis, the strategic risk profile applicable for the 2025 – 2026 period was updated.

6 Risks Political and legal 2 3 Information security 5 Competition and market positioning 4 Macroeconomic 6 Climate change 1 Social Risks monitored by Senior Management and reported to the Audit and Risk Committee when they fall outside the risk appetite, based on the annual risk assessment . Risks monitored by the Audit and Risk Committee and reported to the Board of Directors . Risks monitored by Senior Management and reported to the Audit and Risk Committee. Medium 33% - 2 risks High 50% - 3 risks E \ 5reme 17% - 1 risk Level of scalability 2025

2025

Description, Opportunities, and Treatment Measures for Priority Strategic Risks

Name of the risk	Description	Opportunities	Treatment measures
Social	Potential impact on operations and commercial activities arising from an environment of social instability and insecurity.	• Greater engagement between operations and surrounding communities. • Strengthening local purchasing and socially oriented value chains.	• Social or strategic social-reinvestment projects aimed at generating a positive impact on society. • We contribute to comprehensive human development through initiatives focused on child nutrition, the mental health of mothers and caregivers in early childhood, and education for employability. • We strengthen local and direct purchasing of fresh products from producers and farmers through the "Cultivating Opportunities" program, ensuring fair payments, short payment terms, and the elimination of intermediaries.
Information Security	Possible impact on the availability, integrity, and confidentiality of digital and physical assets.	• Strengthening the culture of self-care. • Effective monetization and utilization of data.	• 24x7 monitoring of events by the Security Operations Center (SOC). • Ethical Hacking and Business Continuity testing. • Access management for authentication and authorization.
Political and Legal	Change in the political and regulatory environment that creates uncertainty in the legislative, tax, and regulatory landscape.	• Adaptive capacity, innovation, and business transformation. • Increased consumption by the population impacted by social investment.	• Participation in industry and business dialogue forums within the framework established by law (ANDI, Fenalco). • Simulation of budget scenarios and review of operating models in response to new regulatory proposals or changes in existing regulations. • Regulatory review, management, and adaptability.
Macroeconomic	Possible impact on financial objectives resulting from high volatility in the key variables of the macroeconomic environment.	• Improved results as a consequence of effective expense management. • Positive impact on sales driven by a strong commercial strategy.	• Monitoring macroeconomic conditions and projections on results. Implementation of commercial strategies aimed at enhancing the quality of life of our customers, including strengthening private-label brands, deploying "Insuperables" and "ImpreCionantes" value strategies, and expanding product assortment. • Flexibility in the operating model to adapt to pressures arising from regulatory changes.

Name of the risk Competition and market positioning Climate change Description Potential loss of market share or competitive advantages due to the entry of new competitors, the expansion of international and digital players, and the evolution of consumer habits . Vulnerabilities when facing extreme weather events and regulatory pressures . Opportunities Strengthen the omnichannel value proposition . Foster a customer - centric culture of innovation . Greater efficiency in the Company’s resource consumption and expenses . Modernization of refrigeration equipment . Treatment measures Strengthening Omnichannel Capabilities. Format conversion and expansion. Brand positioning. Retrofit Project : 1 . Energy efficiency through the renewal of equipment and refrigerants . 2 . Expansion in stores and conversion of formats with refrigerants with a GWP < 1 , 400 . Energy - efficiency plans to reduce energy costs . Energy contracted for the next 12 years to ensure price stability ( 2026 – 2037 ) . 2025 For each of the strategic risks identified, the Company defined and implemented management strategies aimed at mitigating both the likelihood of occurrence and potential negative impacts, while simultaneously maximizing opportunities . This comprehensive approach enabled the anticipation of scenarios, the strengthening of organizational resilience, and the assurance that risks, in addition to being controlled, became drivers of value and engines of transformation for the business . During 2025 , cybersecurity remained one of the most closely monitored emerging risks, driven by a constantly evolving digital environment and the accelerated adoption of new technologies that increase exposure to sophisticated incidents . Technological disruption risks also grew, fueled by the rapid advancement of artificial intelligence and automation, creating challenges in governance, technological updating, and adaptation to new competitive dynamics . Additionally, the geopolitical and regulatory environment emerged as a significant risk due to intensifying international tensions, global market volatility, and the potential for regulatory changes across jurisdictions . These factors may affect operating costs, input availability, logistics flows, and commercial stability, requiring close monitoring and flexible planning to anticipate adverse scenarios . Emerging Risks

2025 Finally, environmental and sustainabilityrelated risks continued to rise, driven by the increasing frequency of extreme natural events, heightened regulatory requirements, and growing stakeholder expectations regarding climate management . These factors may affect operational continuity, compliance costs, supplychain resilience, and public perception of the Company’s environmental practices . Cybersecurity Management In 2025 , the Company adopted international standards and best practices in information security, such as NIST, which served as the foundation for defining and supporting its technology and information security strategy . Throughout the year, the Company maintained a program of activities aimed at strengthening proactive and reactive protocols to contain threats and exposures in an increasingly digital and interconnected environment . The Company remained committed to adhering to the highest standards — including NIST 2 . 0 , requirements from the Superintendencia de Industria y Comercio, the SarbanesOxley Act (SOX), and certifications related to payment systems and electronic transactions (Payment Card Industry – PCI) — along with other guidelines designed to mitigate the potential leakage or exposure of partial client data . [FB - FR - 230 a . 2 ] . Information security risk — including cybersecurity — was one of the Company’s strategic risks and was monitored periodically by the Board of Directors and the Audit and Risk Committee . Risk Materialization During the Period During 2025 , no risk events materialized that significantly impacted the Company’s operations, reputation, or strategic objectives . Risk Transfer and Retention Initiatives As part of the Company’s riskmanagement approach, certain risks are transferred through traditional mechanisms or insurance policies, providing coverage for the main risks — particularly those of greatest severity — such as damage to Company assets, potential losses during the transportation of goods, directors’ liability, internal and external fraud, thirdparty liability, and cyber risk .

2025 Throughout the year, progress was made in the financial optimization of cybersecurity and propertydamage risks, including analyses to identify the likelihood of exceeding risktolerance capacity, insured loss limits, the economic cost of risk (ECOR), premiumefficiency ratios, and the probability that claims could exceed the premiums paid . Control Activities During 2025 , compliance with the SarbanesOxley (SOX) framework was strengthened through periodic testing and reviews, managing gaps through action plans approved by governance bodies, ensuring effective execution aligned with international standards . In response to new demands arising from the digital environment and cybersecurity, the Company strengthened its policies and practices in this area, implementing improvements in the protection of transactions, discounts, and payment methods, and ensuring a secure environment for consumers and operations . Likewise, the Company continuously reviewed and monitored its technological infrastructure under the SEC’s “Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure” rule and adopted measures aligned with the NIST 2 . 0 standard . In parallel, the identification of fraud, bribery, and corruption risks was updated . Additionally, the Company strengthened its management systems related to occupational health and safety, road safety, Business Alliance for Secure Commerce (BASC), and Authorized Economic Operator (AEO), all of which are fundamental to ensuring the integrity and efficiency of logistics and transportation operations . During 2025 , no risks materialized that had a significant impact on the Company’s operations, reputation, or strategic objectives . Information and Communication The Company continued implementing its information and communication model, seeking to ensure transparency, timeliness, and accuracy in the disclosure of information relevant to business management and protection . This model was aligned with regulatory guidelines in Colombia and with the international standards required by the U . S . Securities and Exchange Commission (SEC) , ensuring compliance with all disclosure obligations and fostering trust among stakeholders .

2025 In its interactions with the market and other stakeholders, the Company disclosed periodic reports, material communications, and informational sessions that ensured a clear understanding of its initiatives and results . Supervision and Monitoring During 2025 , the Audit and Risk Committee continued performing its key functions, monitoring the most relevant aspects of corporate management, particularly those related to : Supervision of the quality and integrity of financial information and regulatory reporting. Monitoring of corporate risk management, internal audit, and statutory audit. Review of relatedparty transactions and conflictofinterest management. Likewise, from the Internal Audit perspective : Audits were executed based on a riskbased annual plan approved by Management and the Audit and Risk Committee . These audits covered key operational processes, support processes, and subsidiaries . Support was provided for investigations of potential fraud reported through whistleblowing channels, ensuring a prompt and effective response . Corrective action plans were promoted with Senior Management and process owners, ensuring sustainable improvements in the design and functioning of the Internal Control System . As part of its commitment to shareholders and investors, the Company successfully completed the annual evaluation of compliance with the SarbanesOxley Act (SOX), including a detailed review of identified control deficiencies and the implementation of corrective actions reported to the Audit and Risk Committee . Additionally, monitoring of the maturity level of the Internal Control System was performed, identifying progress compared to the prior year, improvements driven by strengthened internal processes, and clear objectives for updating and reinforcing areas presenting opportunities for enhancement .

2025 Internal audit and lossprevention activities enabled the identification of improvement opportunities in controls associated with inventory, treasury, expansion and realestate development projects, cashmanagement processes, information security, and procurement . These opportunities were primarily linked to the adoption of new operating models, technological transition, automation of activities, strengthening of negotiation and purchasing processes, leadership development, and cultural transformation . None of the deficiencies identified had a material impact on the Company’s financial information or regulatory obligations . The statutory audit firm , PricewaterhouseCoopers, independently evaluated the Company’s accounting, financial, and control systems, ensuring the preparation and disclosure of reliable information and compliance with applicable legal and regulatory frameworks . Compliance Transparency Program [GRI 2 - 26] [GRI 205 - 1]: During 2025 , the Company continued implementing the Transparency Program . The following summarizes the main actions carried out under the different components of the Program to manage risks such as fraud, bribery, and corruption : Organizational Structure: The Company managed fraud, corruption, and transnational bribery risks [CB 76 . 1 ] through the participation of various governance roles . The Board of Directors and its Audit and Risk Committee approved Policies in accordance with the applicable regulatory framework, while the Complaints and Alerts Committee monitored fraud alerts and investigated cases reported through whistleblowing channels or detected during audits . Supervision [GRI 205 - 1]: In accordance with its responsibilities, the Board of Directors continued supervising the implementation of the Transparency Program through monthly and semiannual management reports submitted by the Compliance Officer . Additionally, Internal Audit provided ongoing support, promoting continuous improvement in the risk management systems related to fraud, transnational bribery, and corruption .

2025 Risk Assessment [GRI 205 - 1]: The Company identified the level of exposure to risks of fraud, corruption, and bribery across its processes, as well as the controls, treatment measures, and potential impacts . As a result, the transnational bribery and corruption risk matrix was updated . Disclosure and Awareness [GRI - 205 - 2]: The Company executed its annual disclosure plan under the concept “Values that Translate into Actions”, developed across three fronts : Prevention: reinforces employees’ role and responsibility in practicing ethics and transparency daily. Control: promotes compliance with Policies through messaging about ethical behavior (“I am transparent when”). Whistleblowing channels: encourages use of reporting mechanisms under the message “I Am Transparent and I Act.” As part of this strategy, communication and awareness actions were implemented . Below are the main activities carried out during 2025 : Internal Communication [GRI - 205 - 2]: The Company communicated the main changes made to the updated Policies — particularly those related to the Transparency Program and the Gifts and Hospitality Policy — and to newly issued Policies . It also reinforced the guidelines governing the use of whistleblowing channels, the Conflicts of Interest Policy, and the conduct standards established in the Code of Ethics and Conduct . Complementing the above, the Compliance Officer’s management reports informed the Board of Directors about the various actions carried out under the Transparency Program and its components . External Communication [GRI - 205 - 2]: As part of the external disclosure efforts, the Company continued promoting awareness of the whistleblowing channels . It also communicated the main changes introduced to various Policies and procedures, including the Gifts and Hospitality Policy . Awareness and Training [GRI - 205 - 2]: As part of the Company’s training strategy, the “Grupo Éxito Guardians” program continued during 2025 , through which 21 , 619 employees from all levels and areas — both administrative and operational — received training . The program covered key integrity and compliance topics, including the Code of Ethics and Conduct, the Transparency Policy, Conflicts of Interest, the Gifts and Hospitality Policy, donations, and whistleblowing channels .

2025 Additionally, 881 employees with higher risk exposure received targeted training under the Transparency Program . Additionally, during 2025 , training sessions were held for the leadership team of the Real Estate Vice Presidency, along with awareness sessions for Retail and Real Estate personnel . These sessions reinforced the principles of the Transparency Program, the role of ethics in the Company’s Higher Purpose, and employees’ responsibility in fraud prevention . Complaint Chanels [GRI 2 - 26 ] [GRI 205 - 3 ] : During 2025 , the Company continuously monitored the operation of its whistleblowing channels, evaluating their confidentiality and efficiency, consolidating them as a key tool for detecting and managing risks, particularly fraud, bribery, and corruption . [GRI 205 - 3 ] In 2025 , the Company received 668 reports through its whistleblowing channels alleging potential violations of ethics and transparency, all of which were investigated without exception This process was carried out in accordance with the roles and responsibilities established in the internal procedure, which includes the participation of trained investigators responsible for case analysis . The number of reports received each month in 2025 , compared with the previous two years, is shown below : 2023 2024 2025 Jan Feb Mar Apy May Jun Jul Aug Sep Oct Nov Dec 120 100 80 60 40 20 0 51 72 83 58 59 73 72 43 64 52 53 62 81 15 76 64 41 92 78 67 82 53 40 82 80 50 115 80 64 67 59 59 105 47

2025 The reported information refers to cases received through the whistleblowing channel and does not represent confirmed cases . [GRI - 205 - 3 ] Of the 533 concluded cases in 2025 , 24 . 7 % were substantiated . None of these cases had a material impact on the Company . Below are the five main types of reported cases, along with their evolution over the past two years : 2023 2024 2025 0 100 200 300 236 400 [GRI - 205 - 3] For confirmed and closed reports, the following measures were implemented, in accordance with the Code of Ethics and Conduct: 25 employee feedback measures. 8 administrative measures resulting in employee termination 1 . 10 control enhancement processes (procedures, automated controls, new policies, monitoring, etc.). 7 employee reassignment processes. 389 175 142 203 174 66 166 70 54 81 89 48 72 69

2025 Similarly, the Company was not involved in any ongoing administrative or judicial proceedings related to corruption or bribery . Management of Employee Conflicts of Interest : The Company complied with the Conflicts of Interest Policy, reflected in the total number of declarations received particularly during the annual conflict - of - interest declaration campaign, conducted between October 18 and November 25 , 2025 , which successfully mobilized the target population, resulting in 4 , 235 employees submitting declarations — a 90 . 4 % compliance rate . Additionally, across the broader employee base, 10 , 442 employees submitted declarations indicating whether or not potential conflicts of interest existed . The most frequently declared situations corresponded to working with a relative or “partner within the Company”, and “having relatives or related persons working for third parties with ties to the Company” . Situations reported by Level 1 and Level 2 employees were analyzed by the Board of Directors with the support of the Audit and Risk Committee . For Levels 3 through 7 , the Conflicts of Interest Committee issued recommendations aimed at safeguarding the Company’s interests . Relationship with the State : In the implementation of various initiatives, the Company complied with the conduct rules established particularly those governing interactions with government entities and public officials . In 2025 — and consistently since 2015 — the Company made no donations to political campaigns, candidates, or political movements . None of the substantiated cases involved bribery or corruption connected with public officials, nor were they related to money laundering, terrorism financing, or proliferationfinancing activities . Likewise, as of the reporting date, none of the confirmed cases involved leakage or compromise of confidential or private customer information .

2025 Program Management for the Prevention and Control of Money Laundering, Financing Terrorism, and Financing of the Proliferation of Weapons of Mass Destruction (ML/FT/FPWMD) The Company developed several strategies focused on managing the risks of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction . The following activities, carried out within the framework of the LA/FT/FPADM Prevention Program structure, are detailed below : Leadership, Commitment, and Organizational Structure: The Company continued the development and integration of the ML/TF/FPWMD Risk Management System, which was led by the Board of Directors, responsible for monitoring and driving the system’s evolution through a preventive approach . During 2025 , several internal procedures were updated and amended . Due Diligence: During 2025 , the Company carried out a total of 130 , 892 screenings against restrictive and binding lists , as well as checks in public sources, for the management of ML/TF/FPWMD risks across the various stakeholder groups with which Grupo Éxito maintained commercial and/or contractual relationships . These groups included suppliers, corporate clients, employees, shareholders, and other related third parties Monitoring : The Company conducted the evaluation and monitoring of more than 650 alert cases , which supported timely decision - making and actions aimed at preventing and mitigating the risks to which the Company was exposed . Training and Awareness: During 2025 , the Company conducted various targeted internal training sessions and implemented a communication campaign aimed at reinforcing the fundamental elements of the system, as well as the key Policies and procedures . Additionally, in connection with ML/TF risk management, 9 , 030 employees received training under a methodology focused on high - exposure risk areas and processes, such as points of payment, money - transfer channels, remittances, and banking correspondent services .

2025 Management of the Personal Data Protection Program The following relevant aspects of the Program’s management are highlighted : Active Partic ip ation of Senior Management and Leadership : During 2025 , Senior Management played a decision - making and oversight role through the Personal Data Committee, a body responsible for validating strategic guidelines and monitoring the maturity of the privacy program across the organization . Within the framework of this Committee, a Data Governance model with broader and more detailed coverage was discussed, particularly regarding the functions of key stakeholders . Additionally, the monitoring model for the master personal data registry was reviewed, including an assessment of the ecosystem of active data sources and the resulting operational conclusions to ensure data quality, traceability, and availability . Furthermore, regulatory developments concerning personal data protection were analyzed alongside Senior Management . This work, supported continuously by the Personal Data Protection Officer, strengthened a solid, preventive corporate governance model aligned with Grupo Éxito’s strategic objectives . Risk - Focused Management : The Company, convinced that program management driven by effective risk - management practices enables informed decision - making, relied on this philosophy to promote continuous improvement of the Program and reinforce treatment measures aimed at reducing the probability and impact of potential risk materialization . This approach considers process owners as fundamental actors in risk management . Management of Habeas Data Requests and Claims [ GRI 418 - 1 ] [ FB - FR - 230 a . 1 ] : In 2025 , the Company received 730 requests from personal data subjects through the habeas data channels made available by the Company and permanently accessible to stakeholders in our Privacy Policy . These requests were processed in accordance with the procedure established by the Company . These requests were primarily associated with the following categories: Data updates: 57% Communication - preferences requests: 16% Data deletion requests: 17% Website account data - change requests: 5%

2025 Program Oversight : Internal Audit conducted an internal assessment of the level of implementation of the new regulatory requirements applicable to personal data, as well as follow - up activities regarding compliance with action plans and the closing of gaps identified in previous evaluations . Additionally, ongoing monitoring processes were carried out to verify the availability of channels for addressing habeas data PQRS, as well as the adequacy and timeliness of responses to such requests . These efforts aimed to ensure the protection of data subjects’ Habeas Data rights . Regulator y Compliance [ GRI 2 - 27 ] : The Company complied with the deadlines established for its various regulatory reports, including the annual update of databases registered in the National Database Registry (RNBD) and the semiannual report regarding claims submitted by personal data subjects, in accordance with the criteria defined by the applicable regulations and the guidance issued by the competent authority . In matters relating to personal data, a total of fifteen claims were recorded during the first semester of 2025 and twenty - three during the second semester, according to the records contained in the Company’s information systems . Furthermore, the Company strictly complied with the provisions established in Law 2300 of 2023 , implementing controls and procedures to ensure adherence to the permitted channels, schedules, and frequency for contacting consumers and personal data subjects . In line with this regulatory framework, the Company strengthened processes related to prior authorization, opt - out mechanisms, consent management, and criteria for determining the relevance of commercial and operational communications, thereby ensuring practices that protect privacy and prevent any unauthorized contact . Requests from Authorities : The requests and information requirements issued by the competent personal data protection authority were responded to substantively and within the legally established timeframe . In 2025 , no sanctions were imposed, nor were any investigations initiated related to the Company’s personal data management . On the contrary, several administrative acts were issued closing investigations and archiving proceedings after determining that no liability or improper conduct existed in this regard .

The ordinary meeting of the General Shareholders’ Meeting was held on March 27 , 2025 , with the participation of 61 shareholders (a quorum of 96 . 24% ), in person or by proxy, who collectively held 1 , 297 , 864 , 359 shares . The ordinary meeting was conducted in person and took place at the Company’s registered address . General Shareholders  Meeting Ordinary Meeting Main Decisions At that meeting, the General Shareholders’ Meeting adopted the following decisions . Approval of the 2024 Management Report of the President and the Board of Directors . Approval of the financial statements as of December 31 , 2024 . Approval of the profit distribution proposal . Approval of the amendment to the Bylaws relating to the operating regime of the General Shareholders’ Meeting and the Board of Directors, and to the functions and limits of the Chairman and the General Secretary . Approval of the amendment to the Rules of Procedure of the General Shareholders’ Meetin g to align them with the Bylaws . Differences Between the Minimum Legal Requirements and the Operating Rules Defined in the Bylaws and the Rules of Procedure of the Shareholders’ Meeting The actions required for the proper conduct of the 2025 ordinary meeting of the General Shareholders’ Meeting differed from minimum statutory requirements, especially in the following aspects :

2025 The Company exceeded the legally established notice period for convening the ordinary meeting of the General Shareholders’ Meeting, in order to provide shareholders with additional time to review the matters to be addressed at the meeting . The Bylaws and the Rules of Procedure of the General Shareholders’ Meeting establish a 30 - calendar - day notice period for ordinary meetings, which exceeds the minimum period required by law . In this regard, the ordinary meeting of the General Shareholders’ Meeting was held on March 27 , 2025 , and was called on February 24 , 2025 . The Company granted shareholders a five - calendar - day period following the call notice for the ordinary meeting of the General Shareholders’ Meeting, running from February 25 , 2025 to March 1 , 2025 , during which shareholders could : (i) propose the inclusion of one or more items in the meeting’s agenda ; (ii) submit new decision proposals regarding the matters included in the agenda ; and (iii) request additional information or raise questions regarding such matters . To ensure equitable treatment of its shareholders, on the date of the call notice the Company published on its corporate website the proxy templates, which included voting instructions for each of the items on the agenda to be discussed and/or approved at the 2025 General Shareholders’ Meeting . The objective was to allow shareholders to indicate to their representative the intended direction of their vote . The Company published the call notice for the 2025 ordinary meeting of the General Shareholders’ Meeting in the newspapers El Tiempo and El Colombiano ; on the digital platforms Primera Página and Valora Analitik ; through the relevant information mechanism provided by the Colombian Financial Superintendence ; on the Company’s corporate website ; and in the News to Investors bulletin distributed by the Investor Relations Team . Measures Adopted During the Year to Promote Shareholder Participation During 2025 , the Company complied with the provisions set forth in External Circular 028 of 2014 issued by the Colombian Financial Superintendence, known as Código País, as well as with the regulations contained in the Company’s Bylaws and Corporate Governance Code, with respect to the timely, clear, and complete delivery of information to shareholders sufficiently in advance of the date of the ordinary meeting of the General Shareholders’ Meeting . In this way, the Company promotes shareholder participation and ensures the protection of their rights .

2025 With the aim of encouraging shareholder participation, the following activities were carried out throughout 2025: Four (4) quarterly earnings releases Four (4) quarterly earnings teleconferences One (1) ordinary meeting of the General Shareholders’ Meeting Information and Communication to Shareholders The Company’s Information Disclosure Policy, which is included in the Corporate Governance Code, enables stakeholders to understand the status, evolution, and performance of the business, providing them with sufficient elements of judgment for decision - making . The implementation and enforcement of this Policy were the responsibility of the Information Disclosure Committee, whose composition and responsibilities are outlined in the Information Disclosure Procedure approved by the Audit and Risk Committee and available on the corporate website . This procedure is based on the Financial and Non - Financial Information Disclosure Policy contained in the Company’s Corporate Governance Code and in Colombia’s Code of Best Corporate Practices (Código País Survey) . On the corporate website, in the “Shareholders’ Meeting” section corresponding to the meeting held on March 27 , 2025 , the following documents were published : Call notice. Proxy templates for legal entities, individuals, parents of minors, and parents authorizing a third party. Management Report. Integrated Report (including the Sustainability Report and the Corporate Governance Report). Consolidated and Separate Financial Statements as of December 31, 2024, together with annexes and all legally required documents. Profit distribution proposal.

2025 Request type During 2025 , the Company published 42 releases through the relevant - information mechanism required by the Colombian Financial Superintendence, informing the market, among other matters, about : relevant decisions of the Board of Directors and the General Shareholders’ Meeting ; the Company’s quarterly and annual results ; updates concerning Directors and members of Senior Management ; changes in the Company’s shareholding structure exceeding 5 % of its capital stock ; the termination process of the Company’s Brazilian Depositary Receipt (“BDR”) Program ; and the cancellation of its American Depositary Shares (“ADSs”) . Number of Requests and Matters on Which Shareholders Have Requested Information from the Company In 2025 , the Company, through telephone calls, written requests, and in - person assistance provided via DECEVAL, the current administrator of the shareholders’ program, responded to approximately 451 shareholder requests, related to the following matters : General information: 150 Especial operations: 110 Income Ta \ Certificate: 96 Data Updates: 41 Change of Requeste: 15 Other certifications: 8 Issuer Requests, Dividends and Securities Certificates: 6